COMMISSION FILE NO.  001-08847

                               AMENDMENT NO. 2 TO
                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              TNP ENTERPRISES, INC.
             (Exact name of registrant as specified in its charter)

       Texas                               75-1907501
(State of Incorporation)         (I.R.S.  Employer  Identification No.)

  4100 International  Plaza, P. O. Box 2943, Fort Worth, Texas    76113
     (Address of principal executive offices)                   (Zip Code)

  Securities to be registered pursuant toSection 12(b) of the Act:

  Title of each class                      Name of each exchange on which
  to be so registered                      each class is to be registered

  Rights to Purchase                          New York Stock Exchange
     Common Stock

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.

         If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.

         Securities Act registration statement file number to which this form relates: Not applicable.

       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of class)

Item 1.   Description of Registrant's Securities to be Registered

         On August 11, 1998, the Board of Directors of TNP Enterprises, Inc. (the "Company") extended and amended the Company's shareholder rights plan (the "Rights Plan") originally adopted in 1988, which was due to expire on November 4, 1998.
         When it implemented the Rights Plan in 1988, the Board of Directors declared a dividend of one common stock purchase right (a "Right") for each outstanding share of the Company's common stock. The dividend was paid in November 1988 to each shareholder of record on November 4, 1988. The Company has also issued one Right with each new share of common stock issued subsequently. Each Right entitles the registered holder to purchase from the Company one share of common stock.
         The description and terms of the Rights are set forth in the Amended and Restated Rights Agreement (the "Amended and Restated Rights Agreement") between the Company and The Bank of New York, as Rights Agent (the "Rights Agent"). This summary does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Rights Agreement, which is incorporated by reference. A copy of the Amended and Restated Rights Agreement is available free of charge from the Rights Agent or from the Company's corporate secretary.

         New Amendment

         The primary effects of the August 11 amendments to the Rights Plan are:
          -To increase the purchase price upon exercise of a Right (the "Purchase Price") from $45 per share to $100 per share; and

          -To extend the term of the Rights and the Rights Plan from November 4, 1998 until August 11, 2008.

         Rights Attached to Common Shares Initially

         Common stock certificates currently evidence the Rights. A notation on the certificates incorporates the Rights Plan and advises the certificate holder of the existence of the Rights. The Rights are transferred only with the common stock certificates. New common stock certificates issued after August 11, 1998 will contain a notation incorporating the Amended and Restated Rights Agreement by reference. The surrender for transfer of outstanding common stock certificates will also constitute the transfer of the Rights associated with the common stock.

         Distribution of Rights

         The Company will mail separate certificates evidencing the Rights to holders of record of the common stock on the "Distribution Date." The Distribution Date will be the date the Rights separate from the common stock, and will be the earlier to occur of the following two events:
              -Ten (10) business days after a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of ten percent (10%) or more of the outstanding shares of common stock (the "Stock Acquisition Date"); or
              -Ten (10) business days (or such later date that the Board of Directors may determine) after the commencement of a tender or exchange offer that would result in a person or group beneficially owning ten percent (10%) or more of the outstanding shares of common stock.

         After the Distribution Date, separate Rights certificates will represent the Rights. Only shares of common stock issued before the Distribution Date will be issued with Rights, except for (i) shares issued or sold upon the exercise of stock option under any employee plan or arrangements, (ii) upon the exercise, conversion or exchange of securities that the Company may hereafter issue, or (iii) as the Board of Directors may otherwise determine.

         Right to Purchase Company Stock

         The Rights become exercisable on the Distribution Date and will expire August 11, 2008, unless earlier redeemed (as described below under "Redemption") or extended by the Board of Directors. Generally, from the Distribution Date and until a Triggering Event occurs, a Rights holder may acquire one share of common stock for each Right held. The Company may require that only whole shares, and no fractional shares, of common stock be issued upon exercise.
         After certain "Triggering Events" occur, and provided that the Rights are no longer redeemable, a Rights holder exercising the Rights will acquire the number of shares of common stock with a value equal to the result of dividing the Purchase Price of the Right by one-half of the common stock's market price at the time of the Triggering Event. However, this provision will not be available to an Acquiring Person and certain related parties. Rights that an Acquiring Person beneficially owns (or, under certain circumstances, formerly owned) at the time of the Triggering Event will be null and void.
         For example, at a Purchase Price of $100 per Right, each Right not owed by an Acquiring Person (or by certain related parties or transferees) following one of the Triggering Events listed below would entitle its holder to purchase $200 worth of common stock (or other consideration, as noted above) for $100. Assuming the Common Stock had a market price of $40 per share at such time, the holder of each valid Right would be entitled to purchase five shares for $100.
         The Triggering Events giving rise to these rights are as follows:
              -The Company is the surviving corporation in a merger or other business combination with an Acquiring Person (or any associate or affiliate thereof) and the common stock remains outstanding and unchanged;
              -A person acquires beneficial ownership of more than 10% of the outstanding shares of Company common stock (except pursuant to (A) certain consolidations or mergers involving the Company or sales or transfers of the combined assets, cash flow or earning power of the Company and its subsidiaries, or (B) an offer for all outstanding shares of common stock of the Company at a price and upon terms and conditions which a majority of the Disinterested Directors (as defined below) determines to be in the best interest of the company and its shareholders (a "Qualified Offer"); or -There is a reclassification of securities, a recapitalization of the Company or other transaction (other than sales or transfers of the combined assets, cash flow or earning power of the Company and its subsidiaries) involving the Company or any of its subsidiaries that has the effect of increasing by more than one percent (1%) the proportionate share of any class of outstanding equity securities of the Company or any of its subsidiaries beneficially owned by an Acquiring Person (or an associate or affiliate thereof).

         Right to Purchase Acquiring Person's Stock

         Certain Triggering Events will give rise to a right to acquire common stock of the acquiring company upon exercise of a Right. If these Triggering Events occur, each holder of a Right (except Rights held by, or certain Rights formerly held by, an Acquiring Person), shall thereafter have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right.
         The Triggering Events giving rise to the right to acquire the acquiring company's common stock are:
              -The Company enters into a merger or other business combination transaction in which the Company is not the surviving corporation; -The Company is the surviving corporation in a consolidation, merger or similar transaction in which all or part of the outstanding shares of the Company's common stock are changed into or exchanged for stock or other securities of any other person or cash or any other property; or -More than 50% of the combined assets, cash flow or earning power of the Company and its subsidiaries is sold or transferred (in each case other than certain consolidations with, mergers into, or sales of assets, cash flow or earning power by or to subsidiaries of the Company as specified in the Amended and Restated Rights Agreement).

         Exchange of Rights for Common Stock

         The Company may elect to exchange Rights for common stock of the Company. After a person or group becomes an Acquiring Person and before such person or group acquires 50% or more of the Company's outstanding common stock, the Board of Directors may, without payment of the Purchase Price by the Rights holder, exchange all or a portion of Rights (other than the Rights held by the Acquiring Person, which will become void), for shares of Company common stock at an exchange ration of one-half (1/2) the number of shares of Common Stock for which a Right is exercisable immediately prior to the time of the Company's decision to exchange the Rights.

         Redemption

         The Company may redeem the Rights in whole, but not in part, at a price of $.05 per Right at any time until ten (10) business days following the Stock Acquisition Date. The redemption price may be paid in cash, shares of common stock or other consideration that the Board of Directors deems appropriate. Immediately upon the Board of Director's action ordering redemption, the Rights will terminate and the Rights holders only right will be to receive the redemption price.

         Expiration of Rights

         The Rights will expire on August 11, 2008 unless the expiration date is extended by amendment or unless the Rights are earlier redeemed or exchanged by the Company as described above.

         Amendment of Agreement

         The Board of Directors may amend any provision of the Amended and Restated Rights Agreement prior to the Distribution Date, except those provisions relating to the principal economic terms of the Rights. After the Distribution Date, the Amended and Restated Rights Agreement may be amended to cure any ambiguity, inconsistency or defect, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of the Rights holders (excluding the interest of any Acquiring Person). No amendment to adjust the time period governing the redemption, however, shall be made when the Rights are not redeemable.

         Miscellaneous

         "Disinterested Director" means any member of the Company's Board of Directors who was a member of the Board prior to August 11, 1998, the date of the Amended and Restated Rights Agreement, and anyone subsequently elected to the Board if a majority of the Disinterested Directors recommends or approves such person. "Disinterested Director" shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or a representative of any of the foregoing entities.

         Adjustment of Purchase Price. The Purchase Price payable, the number and kind of shares covered by each Right, and the number of rights outstanding are subject to adjustment from time to time to prevent dilution. Such adjustments will occur (i) if there is a stock dividend on, or subdivision, combination or reclassification of, the common stock; (ii) if holders of common stock are granted certain rights, options or warrants to subscribe for common stock or securities convertible into common stock at less than its then-current market price; or (iii) upon the distribution to common stock holders of evidences of indebtedness, cash (other than regular quarterly cash dividends), assets (other than dividends payable in common stock) or subscription rights or warrants (other than those referred to in (ii) immediately above.
         With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least one percent (1%) of the Purchase Price. No fractional shares of common stock are required to be issued and, in lieu thereof, the Company may make an adjustment in cash based on the market price of the common stock on the trading date immediately prior to the date of exercise.

         No Rights as Shareholders. Until a Right is exercised, the holder of a Right, as such, will not have the rights of a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         Tax Considerations. The distribution of the Rights will not be taxable to shareholders or to the Company. Shareholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable, as described above, under "Right to Purchase Company Stock," and "Right to Purchase Acquiring Person's Stock," or in the event the Rights are redeemed.

         Copies of the Amended and Restated Rights Agreement. The Company has filed a copy of the Amended and Restated Rights Agreement with the Securities and Exchange Commission as an Exhibit to the Company's Current Report on Form 8-K, dated October __, 1998. A copy of the Amended and Restated Rights Agreement is available free of charge from the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Rights Agreement, which is incorporated herein by reference.

Item 2.   Exhibits

1. Amended and Restated Rights Agreement, dated as of August 11, 1998, by and between TNP Enterprises, Inc. and The Bank of New York, as Rights Agent, including exhibits thereto (filed as Exhibit 4 to the Company's Current Report on Form 8-K, dated October __, 1998, and incorporated herein by reference) .

     2. Form of Rights Certificate (attached as Exhibit 1 to the Amended and Restated Rights Agreement filed as Exhibit 1 hereto).

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                                   TNP ENTERPRISES, INC.


October 9, 1998                                    By:    /s/  Paul W. Talbot
                                                         -------------------
                                                         Paul W. Talbot
                                                         Secretary

                                    EXHIBITS


1. Amended and Restated Rights Agreement, dated as of August 11, 1998, by and between TNP Enterprises, Inc. and The Bank of New York, as Rights Agent, including exhibits thereto (filed as Exhibit 4 to the Company's Current Report on Form 8-K, dated August 11, 1998, and incorporated herein by reference) .

2. Form of Rights Certificate (attached as Exhibit 1 to the Amended and Restated Rights Agreement filed as Exhibit 1 hereto and incorporated herein by reference).